The fund's strategy has been modified to state:

Intermediate Bond Fund expects to invest substantially all of its assets (normally, at least 80% of its net assets) in tax-exempt bonds with short, intermediate, and long-term maturities. There are no maturity limitations on individual securities, but the fund's weighted average maturity will normally range between five and 10 years. Most investments are in investment-grade securities, which means their ratings are within the four highest credit categories (AAA, AA, A, BBB) as determined by a national rating organization or, if unrated, by T. Rowe Price. The fund may invest up to 5% of total assets in below investment-grade securities.